Via Facsimile and U.S. Mail
Mail Stop 6010

October 26, 2006

Mr. Mark E. Mosteller, CPA
Vice President and Chief Financial Officer
GTx, Inc.
3 N. Dunlap Street, Van Vleet Building
Memphis, TN 38163

     Re: GTx, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2005
              File No. 000-50549

Dear Mr. Mosteller:

     We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Joseph J. Roesler
               Accounting Branch Chief